SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 6
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                            (Name of Subject Company)

   SUTTER OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 (TE), LLC; MPF-NY
    2005, LLC; MP VALUE FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND
      8, LLC; MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF ACQUISITION CO 3 LLC; STEVEN GOLD; MACKENZIE PATTERSON FULLER, INC.; AND C.E.
                                    PATTERSON
                                   (Bidders)
                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                       -----------------------------------

                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                  Transaction                           Amount of
                  Valuation*                            Filing Fee
                  ----------                            ----------

                 $2,031,250.00                           $239.08

* For purposes of calculating the filing fee only. Assumes the purchase of 125 Units at a purchase price equal to $16,250 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $239.08
     Form or Registration Number: SC TO-T
     Filing Party: MacKenzie Patterson Fuller, Inc.
     Date Filed: June 23, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third party tender offer subject to Rule 14d-1.

|_|  issuer tender offer subject to Rule 13e-4.

|_|  going private transaction subject to Rule 13e-3

|_|  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The Schedule TO filed as of June 23, 2005, as amended June 30, 2005, July 13, 2005, August 2, 2005, and August 5, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 (TE), LLC; MPF-NY 2005, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MP Value Fund 6, LLC; MP Value Fund 8, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 2, LLC; MPF Acquisition Co 3 LLC; and Steven Gold (collectively the "Purchasers") to purchase up to 125 Units of limited partnership interest (the "Units") in 1999 Broadway Associates Limited Partnership (the "Partnership"), the subject company, at a purchase price equal to $16,250 per Unit, less the amount of any distributions declared or made with respect to the Units between June 23, 2005 (the "Offer Date") and August 12, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 23, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

We are amending the Schedule TO by amending the first paragraph of Section 11 of the Offer by appending thereto the following: The Purchasers were formed solely for the purpose of investing in securities and have no other business operations. Some of the entities managed by MacKenzie Patterson Fuller, Inc. were formed as early as 1982, while many have been formed within the last few years. Further information can be obtained from the California Secretary of State at http://www.ss.ca.gov/business/business.htm. The Purchasers are finite life entities (most terminate in 2099), and most of the Purchasers do provide their investors the opportunity to vote to liquidate the investment fund after five years if a majority of the investors so desire. The Purchasers are advised by MPF Advisers, Inc., an investment adviser registered with the Securities and Exchange Commission. More information on the investment adviser can be obtained from the SEC's investment adviser database at http://www.adviserinfo.sec.gov or at the SEC's offices. The adviser chooses investments for these funds by selecting securities that it believes own assets that are worth substantially more than the price for which the securities can be acquired, such as through tender offers like this Offer. The adviser advises the Purchasers to purchase assets with an anticipated exit strategy within the investment objectives of the client (thus, newer funds may purchase securities where liquidation of the partnership may not occur in the near term). The Purchasers expect to retrieve their original capital and appropriate returns from an investment in the Units when the Partnership sells the properties it owns and pays liquidating distributions to its limited partners. The Purchasers, as limited partners, do not generally take an active role in management or operations of the partnerships in which they invest. On occasion, the manager or general partner of the Purchasers will discuss operations with the general partners of the Partnerships in which they invest. On an annual basis, the adviser determines the net asset value of the securities owned by its clients in the same fashion as described in "Establishing the Offer Price" above.

Further, we are amending the Offer by disclosing that "our offer price is higher than the recent tender offer by Equity Resources because we did not apply as deep of a discount to the net asset value. We also offered more in the hope that those who did not tender to Equity Resources would tender to us."

Item 12. Exhibits.
         --------

         (a)(1) Offer to Purchase dated June 23, 2005*

         (a)(2) Letter of Transmittal*

         (a)(3) Form of Letter to Unit holders dated June 23, 2005*

         (a)(4) Form of Letter to Unit holders dated July 13, 2005*

         (a)(5) Form of Press Release**

         (a)(6) Form of Press Release***

         (b)- (h) Not applicable.
* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on June 23, 2005, as amended.

** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on August 2, 2005.

*** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on August 5, 2005.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 11, 2005

Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 (TE), LLC; MPF-NY 2005, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MP Value Fund 6, LLC; MP Value Fund 8, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 2, LLC; and MPF Acquisition Co 3 LLC.

By:  /s/ Chip Patterson
     ------------------
     Chip Patterson, Vice President of Manager or General
     Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.

By:  /s/ Chip Patterson
     ------------------
     Chip Patterson, Vice President

C.E. PATTERSON
---------------
/s/  C.E. Patterson

STEVEN GOLD

/s/  Steven Gold
----------------